Form 4
United States Securities and Exchange Commission, Washington, DC 20549

Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person:
Halvorson, Gregory
c/o DDi Corp., 1220 Simon Circle, Anaheim, CA  92806

2. Issuer Name & ticker or trading symbol:
DDi Corp. - DDIC

3. IRS or Social Security Number of Reporting Person (Voluntary) n/a

4. Statement for Month/Year:
3/31/01

5. Relationship of Reporting Person(s) to Issuer:
Officer (Senior Vice President)

6. If Amendment, Date of Original
n/a

7. Individual or Joint/Group Filing
Form filed by One Reporting Person





Table I - Non-Derivative Securities Beneficially Owned

Title of Security: Common Stock
Transaction Date: 3/22/01
Transaction Code: M
Amount: 8,498
Securities Acquired or Dispose of: A (Acquired)
Price: $0.56
Amount of Securities Beneficially Owned at End of Month: 213,718
Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a

Title of Security: Common Stock
Transaction Date: 3/22/01
Transaction Code: M
Amount: 12,504
Securities Acquired or Dispose of: A (Acquired)
Price: $12.64
Amount of Securities Beneficially Owned at End of Month: 213,718
Ownership Form Direct or Indirect: D (Direct)
Nature of Indirect Beneficial Ownership: n/a


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security: Series L Options
Conversion or Exercise Price of Derivative Security: $12.64
Transaction Date: 3/22/01
Transaction Code: M
Number of Derivative Securities Acquired or Disposed of: D (Disposed) 12,504 Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 59,821
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 59,821 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series B Options
Conversion or Exercise Price of Derivative Security: $21.79
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 7,952
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 7,952 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series A Options
Conversion or Exercise Price of Derivative Security: $0.56
Transaction Date: 3/22/01
Transaction Code: M
Number of Derivative Securities Acquired or Disposed of: D (Disposed) 8,498 Date Exercisable: 8/31/02
Expiration Date: 7/23/08
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 20,920
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 20,920 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series C Options
Conversion or Exercise Price of Derivative Security: $14.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/14/04
Expiration Date: 4/14/10
Title of Underlying Securities: Common Stock
Amount or Number of Shares of Underlying Securities: 30,000
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 30,000 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Series D Options
Conversion or Exercise Price of Derivative Security: $12.00
Transaction Date: n/a
Transaction Code: n/a
Number of Derivative Securities Acquired or Disposed of: n/a
Date Exercisable: 4/25/04
Expiration Date: 4/25/10
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 27,500
Price of Derivative Security: n/a
Number of Derivative Securities Beneficially Owned at End of Month: 27,500 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Call Option (Obligation to Sell)
Conversion or Exercise Price of Derivative Security: (1)
Transaction Date: 3/15/01
Transaction Code: J (1)
Number of Derivative Securities Acquired or Disposed of: D (Disposed) 1 Date Exercisable: 3/15/03
Expiration Date: 3/15/03
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: (1)
Price of Derivative Security: (1)
Number of Derivative Securities Beneficially Owned at End of Month: 1 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Title of Derivative Security: Put Option (Right to Sell)
Conversion or Exercise Price of Derivative Security: (1)
Transaction Date: 3/15/01
Transaction Code: P
Number of Derivative Securities Acquired or Disposed of: A (Acquired) 1 Date Exercisable: 3/15/03
Expiration Date: 3/15/03
Title of Underlying Securities: Common stock
Amount or Number of Shares of Underlying Securities: 125,000
Price of Derivative Security: (1)
Number of Derivative Securities Beneficially Owned at End of Month: 1 Ownership Form of Derivative Securities Direct or Indirect: D (Direct) Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses:
Mr. Halvorson is the Senior Vice President, Operations of DDi Corp. On March 22, 2001, Mr. Halvorson exercised options to purchase
21,002 shares as detailed above for a total price of $162,809.44 with an average price of $7.75 per share.

(1) On March 15, 2001, Mr. Halvorson entered into a transaction pursuant to which he received a cash advance against a future sale of 125,000 shares of Common Stock of DDi Corp. (the "Shares"), in the form of a variable rate forward contract (the "Contract"). The Contract provides Mr. Halvorson with a modified put option and the payor with a modified call option with respect to the Shares. These "options" are both exercisable on March 15, 2003, the date the Contract expires. Pursuant to the Contract, Mr. Halvorson must sell all of the Shares to the Payor on March 15, 2003 if the per share price is $18.00 or less. If the per share price on that date is more than $18.00, Mr. Halvorson must sell a certain amount of Shares to the payor. The exact number of Shares that must be sold to the payor will be based upon a sliding scale formula and will vary depending on the share price on March 15, 2003; however, the maximum number of Shares to be sold is capped at 74,190, if the price per share is $31.00 or higher.




Signature of Reporting Person: Greg Halvorson
Date: 4/10/01





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